

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

June 14, 2007

Via U.S. Mail and facsimile to 44 20 7367 1650

Mark S. Bergman, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Alder Castle, 10 Noble Street
London EC2V 7JU
United Kingdom

> **Re:** **Asia Satellite Telecommunications Holdings Limited**
> **Revised Schedule TO/13E-3**
> **Filed June 14, 2007**
> **File No. 05- 50088**

Dear Mr. Bergman:

We have reviewed the above referenced filing and have the following comments. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO/13E-3

1. We note your response to our previous comment number 1. While we note that the mandatory offer is an offer for all the outstanding subject securities, please address the requirement that the shares of the company remain listed on the Stock Exchange. See Section II.F.2.b of SEC Release No. 33-7760 (October 22, 1999) and in particular footnote 195 thereto.

Please direct any questions to me at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Pamela Carmody
Special Counsel
Office of Mergers & Acquisitions